UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

1-3 Strand London WC2N 5EH, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

In connection with the issuance by National Grid plc of U.S.$700,000,000 aggregate principal amount of 5.602% Notes due 2028 and U.S.$800,000,000 aggregate principal amount of 5.809% Notes due 2033, National Grid plc is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-256888):

Exhibit List

Exhibit No.	Description

1.1	Underwriting Agreement dated June 7, 2023.

4.1	Indenture between National Grid plc, as Issuer, and The Bank of New York Mellon, London Branch, as Trustee, dated as of June 12, 2023.

4.2	First Supplemental Indenture to the Indenture among National Grid plc, as Issuer, and The Bank of New York Mellon, London Branch, as Trustee and Paying Agent, dated as of June 12, 2023.

4.3	Form of Global Note for the 5.602% Notes due 2028 (included in Exhibit A of the First Supplemental Indenture (Exhibit 4.2 to this filing)).

4.4	Form of Global Note for the 5.809% Notes due 2033 (included in Exhibit B of the First Supplemental Indenture (Exhibit 4.2 to this filing)).

5.1	Opinion of Linklaters LLP, as to the validity of the debt securities being registered as to certain matters of English law.

5.2	Opinion of Linklaters LLP, as to the validity of the debt securities being registered as to certain matters of New York law.

23.1	Consent of Linklaters LLP (included in Exhibit 5.1 to this filing).

23.2	Consent of Linklaters LLP (included in Exhibit 5.2 to this filing).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Grid plc (Registrant)

Date:	June 12, 2023	By:	/s/ Pritti Patel
Name: Pritti Patel
Title: Deputy Company Secretary